UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ____)*

                              Rohm & Haas Company
-----------------------------------------------------------------------
                                (Name of Issuer)

                                     Common
-----------------------------------------------------------------------
                         (Title of Class of Securities)

                                  775371-10-7
                  -------------------------------------------
                                 (CUSIP Number)

                                December 31, 2003
-----------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO. 775371107

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1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Thomas Willaman Haas                   SSN ###-##-####
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 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [_]
                                                                (b) [_]

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 3     SEC USE ONLY


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 4     CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
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     NUMBER OF       5     SOLE VOTING POWER

      SHARES               55,923
                   -------------------------------------------------------
   BENEFICIALLY      6     SHARED VOTING POWER

     OWNED BY              29,741,612
                   -------------------------------------------------------
       EACH          7     SOLE DISPOSITIVE POWER

    REPORTING              55,923
                   -------------------------------------------------------
      PERSON         8     SHARED DISPOSITIVE POWER

       WITH                29,741,612
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 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       29,797,535    See Disclaimer
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10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*

       See Disclaimer
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11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       13.353%
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12     TYPE OF REPORTING PERSON*

       Individual
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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               Schedule 13G
                   Under the Securities Exchange Act of 1934

Item 1(a) Name of Issuer:
          Rohm & Haas Company

Item 1(b) Address of Issuer's Principal Executive Offices:
          100 Independence Mall West
          Philadelphia, PA 19106

Item 2(a) Name of Person Filing:
          Thomas Willaman Haas   SSN: ###-##-####

Item 2(b) Address of the Principal Office or, if none, Residence:
          583 Bay Road
          Durham, NH 03824-3440

Item 2(c) Citizenship:
          U.S.A.

Item 2(d) Title of Class of Securities:
          Common Stock

Item 2(e) CUSIP Number:
          775371-10-7

Item 3    Not Applicable

Item 4

Ownership as of December 31, 2002

Shares                Percentage  Sole     Shared    Sole         Shared
Beneficially          Of          Power    Power     Power of     Power
Owned                 Class       to Vote  to vote   Disposition  of Disposition
--------------------  ----------  -------  --------  -----------  --------------
    55,923.00<F1>     0.025%        X                   X
   440,496.00<F2><F3> 0.197%                  X                       X
    50,409.00<F4>     0.023%                  X                       X
 2,286,048.00<F5>     1.024%                  X                       X
26,908,736.00<F6>    12.058%                  X                       X
                     -------
Total not discl.     13.327%

    11,205.00<F7>    0.005%
 5,819,580.00<F8>    2.608%                   X                       X
21,670,560.00<F9>    9.711%                   X                       X
 3,484,152.00<F10>   1.561%                   X                       X

<F1>
Direct Owner
<F2>
Owned as joint tenant with right of survivorship with spouse.
<F3>
Mr. Haas and his spouse entered into a Forward Purchase Contract, dated December 20, 2002, with PNC Bank, National Association (the "Broker"), regarding the terms of disposition of 245,000 shares of Common Stock. On December 27, 2002, Mr. Haas and his spouse received a payment of $6,330,346.60 from the Broker. This aggregate sum represents the sum of:

     (A) the product of (i) 122,500 (the number of shares of Common Stock sold short by the Broker during the initial hedging period ended
     December 23, 2002 and which are subject to a Tranche One Settlement Date (defined below) of January 25, 2005, i.e. the "Base Amount"),
     (ii) $32.6033 (the volume weighted average of the per share prices of the shares sold short during the initial hedging period, i.e. the "Initial Share Price"), and (iii) 81.75%; and

     (B) the product of (i) 122,500 (the number of shares of Common Stock sold short by the Broker during the initial hedging period ended December 23, 2002 and which are subject to a Tranche Two Settlement Date (defined below) of January 24, 2006, i.e. also, the "Base Amount"),
     (ii) $32.6033 (also, the "Initial Share Price"), and (iii) 76.75%.

In return, Mr. Haas and his spouse have agreed to deliver to the Broker (i) a number of shares of Common Stock equal to the Base Amount multiplied by the Settlement Ratio on January 25, 2005 (the "Tranche One Settlement Date"), and
(ii) a number of shares of Common Stock equal to the Base Amount multiplied by the Settlement Ratio on January 24, 2006 (the "Tranche Two Settlement Date"). The term "Settlement Price" means, for the Tranche One Settlement Date and the transaction settling that date (i.e. "Tranche One"), the closing price per share of the Common Stock on January 24, 2005, and for the Tranche Two Settlement Date and the transaction settling that date (i.e. "Tranche Two"), the closing price per share of the Common Stock on January 23, 2006. The Settlement Ratio is determined as follows:

       (i) if the Settlement Price with respect to the Tranche One transaction is less than $39.1240 or with respect to Tranche Two is less than $40.7541 (the "Applicable Threshold Appreciation Price"), but greater than $32.6033 (the "Downside Protection Threshold Price"), the applicable Settlement Ratio will be equal to the Downside Protection Threshold Price divided by the Settlement Price;

       (ii) if the Settlement Price is equal to or greater than the Applicable Threshold Appreciation Price, the Settlement Ratio will be equal to a fraction, the numerator of which will be the sum of (A) the Downside Protection Threshold Price and (B) the excess, if any, of the Settlement Price over the Applicable Threshold Appreciation Price, and the denominator of which will be the Settlement Price; and

       (iii) if the Settlement Price is equal to or less than the Downside Protection Threshold Price, the Settlement Ratio will be 1.

The financial terms described above, including the Base Amount, are subject to adjustment in the event of certain corporate transactions, including subdivisions and reclassifications of the Common Stock, any increase of more than 10% in the amount of dividends payed in respect of the Common Stock, and other similar events that may have a dilutive or concentrative effect on the Common Stock.

Under a Pledge Agreement entered into in connection with the Forward Purchase Contract, 245,000 shares of the Common Stock owned by Mr. Haas and his spouse were pledged to the Broker.
<F4>
Owned directly by spouse.
<F5>
Undersigned is also co-trustee and beneficiary of a trust.
<F6>
Undersigned is co-trustee and beneficiary of a trust established 12/21/45.
<F7>
Mr. Haas has accrued rights to acquire 11,205 shares of Common Stock as of December 31, 2003, such rights having accrued under the Issuer's compensation plan for service as an Issuer director. Under such plan, a director is not entitled to receive the actual accrued shares until he ceases to serve as a director of the Issuer, and then the former director may elect to have issued to him the accrued shares over a number of years. Mr. Haas continues to presently serve as a director of the Issuer. Any "Beneficial Interest" in these 11,205 shares is disclaimed.
<F8>
Undersigned is co-trustee and beneficiary of a charitable trust established
8/3/55.  Any   "Beneficial Interest" in this trust is disclaimed.
<F9>
Undersigned is co-trustee and beneficiary of a charitable trust established 9/28/56. Any "Beneficial Interest" in this trust is disclaimed.
<F10>
The Phoebe W. Haas Charitable Trust established 8/24/61 as a single trust was divided into two separate but equal parts effective February 1, 1972. The undersigned is co-trustee of one such part. Any "Beneficial Interest" in this trust is disclaimed.

Item 5    Ownership of Five Percent or Less of a Class:
          Not applicable.

Item 6    Ownership of More than Five Percent on Behalf of Another Person:
          See Item 4

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
          Holding Company:
          Not applicable.

Item 8    Identification and Classification of Members of the Group:
          Not applicable.

Item 9    Notice of Dissolution of a Group:
          Not applicable.

Item 10   Certification:
          Not Applicable
SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2004

                                      By: /S/ Thomas Willaman Haas
                                              By His Attorney-in-Fact
                                              Stephen Kutenplon
                                      ---------------------------------
                                      Name: Thomas Willaman Haas
                                            By His Attorney-in-Fact
                                            Stephen Kutenplon